UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 7, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

TIM

BRASIL DAY 2023

THE NEXT GENERATION TELCO

TIM. 25 YEARS MAKING POSSIBILITIES ON NEW YORK STOCK EXCHANGE.

25 YEARS
LISTED ON THE NY STOCK EXCHANGE

Disclaimer

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

Note: The numbers herein are normalized for non-recurring items. For more details, please check TIM S.A's Earnings Release (click here).

Agenda

Opening remarks

10 min

25th Anniversary celebration

TIM's equity story

20 min

A unique asset in an evolving market

Strategy in action panels

85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing

10 min

Value Creation: precise execution in the short-term to build a long-term success story

Agenda

Opening remarks

10 min

25th Anniversary celebration

TIM's equity story

20 min

A unique asset in an evolving market

Strategy in action panels

85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing

10 min

Value Creation: precise execution in the short-term to build a long-term success story

25th Anniversary Celebration

Link: https://www.youtube.com/watch?v=Kh9kqTP4luI

TIM

BRASIL DAY 2023

THE NEXT GENERATION TELCO

Nicandro Durante

Chairman at TIM Brasil

Vídeo Pietro Labriola (CEO at Telecom Italia)

Link: https://www.youtube.com/watch?v=3Z_YgXUiSIw


PIETRO LABRIOLA
CEO OF THE TIM GROUP
Boa tarde a todos.

Agenda

Opening remarks

10 min

25th Anniversary celebration

TIM's equity story

20 min

A unique asset in an evolving market

Strategy in action panels

85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing

10 min

Value Creation: precise execution in the short-term to build a long-term success story



Brazilian mobile market is **healthier than ever before**, supporting a **more for more strategy**

- New market dynamics
- Favorable demand

TIM

Brazilian mobile market is healthier than ever before, supporting a more for more strategy

New market dynamics

Valued-based competition increasingly more relevant than volume-based

- One of the few large markets with **5 to 3 consolidation**
- **Market rationality** with valued-based competition
- **Quality perception is the # 1 attribute**[1] used to choose a mobile operator

Service essentiality

High penetration with enrooted impact in daily lives

97% of internet users access it via a mobile device

79% of banking transactions done through mobile[2]

Usage opportunity

Low data usage compared to other countries

GB/month per smartphone, 2022[2]



5
7
13
18
19
31

Price affordability

Price of mobile ARPU compared to income per capita

Price of daily usage[1]

R$ **1.00**

X

R$ **8.10**

R$ **4.20**

1. Internal image survey, 2Q23 2. TIM pré 17/15 daily price; Public transportation tariff in Rio (2 ways); Daily price of coffee according to "Ticket" research 2022; 3. Average Mobile Data Traffic, Global Data, 2022; 4. Banking Economics Report 2022, Brazilian Central Bank

TIM

We've been **over-delivering** on the promises we made to the market. **Achieving the best performances** in TIM's recent history...



EVOLUTION, %YoY
SERVICE REVENUES
1%
4%
25%
8%
EBITDA GROWTH
1%
5%
25%
12%
EBITDA-AL - CAPEX
11%
-4%
21%
40%
3Q20
3Q21
3Q22
3Q23
1st quarter with M&A impact
PROMISES TRACKER
9M23, %YoY
+12%
Outperforming initial target
+17%
Outperforming initial target
+60%
Outperforming initial target

TIM

...also supported by **bigger and faster synergies and value creation** from Oi transaction

Infrastructure

On track

Additional spectrum from acquisition resulted in

- #1 in National Coverage
- Quality Leadership
- Cash cost synergies and savings (opex and capex)

Commercial

On track

Shift in competitive dynamics and client base integration

- Value-based competition
- Revenue with higher margin contribution

Decommissioning

Outperforming initial target

Fast decommissioning has secured

- Cash cost synergies and savings (energy and leases)

Tax Effects

Outperforming initial target

Goodwill estimates from assets acquisition were updated

- + R$ 1 Bln (from 0.7 Bln)

Adj. Closing Price

Paying less than expected for the assets

Agreement closed freeing 50% of the original deposit

- R$ 6.9 Bln closing price (from 7.2 Bln)

Consequently, we are outperforming vs LatAm peers

Net Revenue Growth[1], 9M23 YoY


TIM 12.1%
BRA P1 9.0%
-4.1% LatAm P1
-1.3% LatAm P2
-6.1% CHL P1

EBITDA Margin[1], 9M23


TIM 48.5%
BRA P1 40.4%
LatAm P1 40.1%
LatAm P2 38.0%
CHL P1 20.1%

OpFCF Margin Growth[2], 9M23 YoY


TIM 5.2p.p
BRA P1 3.4p.p
LatAm P1 2.4p.p
-0.6p.p LatAm P2
-47p.p CHL P1

1. Source: Bloomberg data from Oct, 27 and Operators reports
2. OpFCF = EBITDA-AL - Capex.

Consequently, we are outperforming vs LatAm peers

Net Revenue Growth[1],
9M23 YoY



TIM
12.1%
BRA P1
9.0%
-4.1%
LatAm P1
-1.3%
LatAm P2
-6.1%
CHL P1

EBITDA Margin[1],
9M23



TIM
48.5%
BRA P1
40.4%
LatAm P1
40.1%
LatAm P2
38.0%
CHL P1
20.1%

OpFCF Margin Growth[2],
9M23 YoY



TIM
5.2p.p
BRA P1
3.4p.p
LatAm P1
2.4p.p
-0.6p.p
LatAm P2
-47p.p
CHL P1

1. Source: Bloomberg data from Oct, 27 and Operators reports
2. OpFCF = EBITDA-AL - Capex.



We are **uniquely positioned** to become the **most preferred operator…**

The **best value proposition** in a value driven market

Our proposition is supported by the three B's to drive distinctiveness and profitability

Best Service
providing the best customer experience

Best Network
from structural gap to competitive advantage

Best Offer
innovative offerings and partnerships



...and trends point in the right direction. 3Q23 shows the **best performance** in years.

ARPU, R$


30/month
3Q20
3Q21
3Q22
3Q23

Postpaid Churn Rate[1], %


0.8%
3Q20
3Q21
3Q22
3Q23

Net Adds[1], %


357k
3Q20
3Q21
3Q22
3Q23

1.Excluding M2M lines

TIM



We are **shaping a new market in B2B** leveraging our pioneering

Seeking high-growth opportunities leveraging our mobile strengths

IoT
Focus

4x
Market growth

Fast growth

1st
IoT pioneers

Agri
Logistics
Utilities
Industry

Right-to-win

300 Mln
BRL contracted revenues in last 18 months

Becoming a reality

TIM



Selective approach to grow profitably in the Broadband market

Strategically setting the stage for sustainable market exploration

2%
Revenue share[1]

Room to accelerate?

1st
in Broadband Consistent Quality[2]

Ready to accelerate?

~8K
Official Broadband providers[3]

Time to accelerate?

1. Teleco, 2023; 2. Awarded by OpenSignal; 3. Broadband providers that reported numbers to Anatel in 2023.



Robust FCF conversion, underpinned by disciplined capital allocation and expenditure management

4.6MHz
MHz per client[1]

Highest **MHz/client** among competitors, keeping capex at sustainable levels

120%
of target sites

Decommissioning and Network sharing agreement to maximize leasing efficiency

~14%
% of cost being benefited by traditional digital initiatives

Digital initiatives to improve customer experience while reducing operating costs

1. Does not consider 26GHz; Source: Anatel

We develop our business, driven by **People, Society and Environment**

PEOPLE

A Great Place to Work[1]

Most Diverse
Telco in the world for third year in a row[2]

90% Employee engagement[3] in 2022

REFINITIV
TOP 100 COMPANY 2023
Diversity and Inclusion Index

SOCIETY

Digital transformation

Financial inclusion
Millions of bank accounts opened[4]

87% of favelas[4]
covered with 4G

16 Mln ha of crops/fields covered[4]

ENVIRONMENT

Sustainable path and impact

~100 Clean Energy production plants

Ecoefficiency +110% (Bit/Joule, baseline 2019)

Supporting cities (e.g. Curitiba) to reduce energy consumption by ~30%

1. GPTW 2023; 2. Época Negócios 2023; 3. Internal Engagement Survey 2022; 4. Internal Data.

TIM

Our strategy supports our journey **to become the best operator**

MOBILE
Most preferred operator

Cash cow with increasing returns

B2B
Shaping a new market

Exponential growth opportunity

BROADBAND
Profitable growth

Selective approach, keeping our options open

EFFICIENCY
Intrinsic for the business

Strict discipline in capital allocation and expenditure

PEOPLE, SOCIETY AND ENVIRONMENT
We develop our business, driven by People, Society and Environment

A virtuous cycle of cash flow growth, leading to **the most compelling value proposition for investors**


Revenue Growth
Cash Cost Efficiency Initiatives
Reinvesting in growth avenues
Improving FCF and shareholders' remuneration

Expanding our shareholders remuneration to a new level and reaching a dividend yield of ~8%[1]


>R$ 2.9 bln
0.5
0.3
1
1
1.1
1.1
2
2.3
>0.6
2016
2017
2018
2019
2020
2021
2022
2023[2]

1. Based on stock price of Oct'23
2. Management estimated amount to be distributed as IoC and dividends. Requires Board of Directors' approval and later ratification from 2024 Annual General Meeting.

Agenda

Opening remarks
10 min

25th Anniversary celebration

TIM's equity story
20 min

A unique asset in an evolving market

Strategy in action panels
85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing
10 min

Value Creation: precise execution in the short-term to build a long-term success story

MOBILE

Consolidate the **best value proposition in a value driven market**



Consolidate the **best value proposition in a value driven market**

BEST SERVICE

Continue our journey towards customer experience excellence

BEST NETWORK

Consolidate our position as the network quality leader in Brazil

BEST OFFER

Leverage our innovation DNA and partnerships to provide the best value

Improved KPIs and favorable client perceptions validate our ongoing commitment to elevating customer experience

Digital care is rising among other strategies to improve customer service...

Digital interactions[1] (YoY)

+23%



Sep'22
Sep'23

... leading to our excellency to be publicly recognized by multiple sources...

+9.2 p.p

in 3Q23

Increase in call center resolutions



RA1000
ANATEL

Best in class in all resolution's rankings

(PROCON-SP, Reclame Aqui and Anatel)

... supporting our path to increasing our NPS

+19 p.p



3Q22
3Q23

1. Includes interactions in app and bot.

After becoming leaders in mobile **coverage** with the **largest** network in Brazil…

***#1 operator** that covers all 5,570 cities*

…we have secured a **premier position** in mobile network quality…

Network Consistency Quality Index[1]

Long term view (Oct/22 until Oct/23)



P1
P2
APR
JUL
OCT

…by leveraging our **superior spectrum capacity** and advanced 5G

1. Opensignal Network Consistency Quality Data.

5G

As a mobile-first industry leader, we harness advanced 5G to reshape our market positioning and perception…

Our 5G rollout strategy delivers 26% more 5G sites than player 2…

#5G sites[1], '000



+26%
7.1
3.5
5.6
TIM
P1
P2

…allowing us to grant a more continuous coverage in high valued areas…

100%

Neighborhoods covered in 7 core capitals[2]

…enabling traffic to migrate to 5G, while reducing pressure on 4G network

Offloading 4G to 5G in 6 core capitals



Jul/22
Aug/23

1.Licensed 5G Standalone Sites, Source: Anatel 2023 | 2. Source: Anatel 2023. Consider São Paulo, Rio de Janeiro, Brasília, Curitiba, Fortaleza, Recife and Salvador as core capitals

TIM

...delivering **high-end customer experience** to our clients...

NPS

NPS of users browsing in 5G are up to x2 higher than clients browsing on 4G

Net Promoting Score 5G x 4G

NPS %



+2X
4G
5G



Network Quality

Network quality indicator increases when users connect over 5G technology

Consistent Quality 5G x 4G

Absolute ECQ[1], %



+20%
4G
5G

1. Opensignal Network Consistency Quality Data.

TIM

...to fuel the virtuous cycle of **network quality and operational efficiency.**



1
2
3

1. **#1 in 5G, is driving innovation and superior quality**

2. **Boosting customer experience**

   Better customer experience in 5G

   Improving customer experience in 4G

3. **Enhancing capex efficiency**

   Lower cost per GB with 5G

   Reducing investments in 4G

TIM
BRASIL DAY 2023
THE NEXT GENERATION TELCO

Iain Marsden

SVP of Product and Solutions at Opensignal

Opensignal Network Experience Philosophy

1. Opensignal is the **Global Standard** for measuring customer centric network experience

2. Customer centric measures **correlate to commercial indicators** like NPS, flow share and churn

3. **End-End Measurement** captures real-world customer experience

4. **Massive Data Volumes** are enabled by high frequency, automated collection



Games Experience
Voice App Experience
Speed & Latency
Live Video Experience
Video Experience
Availability
Consistent Quality

Consistent Quality and Network Availability are foundational to great network experiences

Consistent Quality

Consistent Quality measures the capability of the network to support common mobile applications

Experience Indicators are evaluated against minimum thresholds

- Download/Upload Speeds
- Latency (Delay in the network)
- Jitter
- Packet Loss
- Time to First Byte

Metric is based on the proportion of tests that pass the threshold requirements



WINNER
Consistent Quality Trend
63
62
61
60
59
58
57
56
55
54
01/03/2023
01/04/2023
01/05/2023
01/06/2023
01/07/2023
01/08/2023
01/09/2023
01/10/2023

27M

Records in Brazil over 90 days



Overall Consistent Quality Global Benchmark
USA
UK
TIM
Argentina
Indonesia
Brasil
India
Chile
South Africa
Mexico
Colombia
Ecuador
20
40
60
80

1. Opensignal Network Consistency Quality Data.

Network Availability

5G Global Awards 2023 –
5G Availability Improvement


600%
400%
200%
0%
5G GLOBAL
RISING STAR
AVAILABILITY
OPENSIGNAL
2023
559%
74%
222%
TIM
Competitor #1
Competitor #2

WINNER OPENSIGNAL AWARD

4 years

*of availability leadership**

No Signal Availability % Sept 2023


Competitor #2
Competitor #1
TIM
0,0%
0,5%
1,0%
1,5%
2,0%
2,5%
3,0%
3,5%

Opensignal uses a time-based, user-centric approach for Availability metrics

Availability measures how often users have network connectivity in the places they live, work and play

TIM is Brasil's Overall and 5G Availability Leader

TIM users experience no-signal significantly less of the time than their competitors

5G Global Mobile Network Experience Awards 2023 – Comparing data collected January 1 – June 29, 2022 & 2023.
*Based on winning Availability awards in Opensignal's Brazil: Mobile Network Experience reports January 2020 – July 2023, 8 consecutive reports.



OPENSIGNAL

Opensignal's global benchmarks provide carriers like TIM Brazil **invaluable insights** into their position at home and internationally

Focusing on the foundational metrics like CQ and network availability **drives actions**, resulting in enhanced customer network experiences and satisfaction

TIM’s continued Network Availability, 5G Availability and Consistent Quality wins indicate an ongoing **commitment to improving experience and delighting their customers**

TIM

Test Drive TIM | 1st in LatAm to launch a trial offer to encourage the use of the best 5G on Brazil's largest mobile network

We are pioneering the use of remote e-sim activation on a large scale within Latin American market

Network experience
Free access to TIM network together with high volume of data available for trial

Image perception
The trial satisfaction contributes directly to improving the image perception of the TIM network

Value achievement
Focus on value customers with e-Sim devices, improving 5G awareness, upselling, and new additions


TEST DRIVE
TIM

30 GB

30 days to use

FREE

TIM’s Test Drive.

Vídeo Teste Drive TIM

Link: https://www.youtube.com/watch?v=uloRbhmRpn4


5G
TIM
TEST DRIVE
TIM

TIM’s Test Drive is here.

TIM has been on the forefront of innovation in the past years, **and we will continue to push the boundaries of the market**

*We are the **first and only ones** to explore disruptive partnerships*

AMAZON PRIME VIDEO

Unique and exclusively partnership with Amazon prime

INFLIGHT

TIM offers complimentary in-flight internet connectivity on GOL and LATAM aircrafts

APPLE ONE SIGNATURE

First and only operator in Brazil to embed Apple One on its plans

Best iPhone offer in the market

TEST DRIVE

30 days free mobile internet trial

Easy e-SIM activation through QR Code

...more to come

+357k

Postpaid net adds[1]

+28% QoQ

Distinctiveness and ability to face competition capturing clients

-0.9p.p

Churn reduction[2]

Increase costumer lifetime value and profitability

2x

More loyalty

Alignment of TIM and our partners goals

1. 3T23 Postpaid ex-M2M net adds | 2. 3T23 vs. 3T22 postpaid ex-M2M churn.

TIM & AMBEV: joining forces **to promote innovation and better customer experience**

- Strategic partnership with a market leader player delivering "beyond giga" benefits
- Strengthening customer engagement through churn reduction and potential upselling
- "Zé Delivery" is just the beginning of a potential larger partnership


TIM
PRÉ
TOP
+
Zé

Your top-up becomes cashback at Zé Delivery

Customer Top-up

"Zé Delivery" gives cashback to use in its app

Vídeo Parceria TIM & Ambev
Link: https://www.youtube.com/watch?v=ypAPS9GcUgM


TIM & ambev
TIM & AMBEV. Agora juntas para imaginar todas as possibilidades.

Our strategy for partnership is focused in delivering **increased** loyalty and incremental **new revenues** and **equity** for TIM

Partnership Portfolio

Content & Security	Education	Health
YouTube Premium, Disney+, Apple One, deezer, HBO max, prime video, exa	descomplica.	Cartão de TODOS
	Retail	**Financial Services**
	Zé Delivery de Bebidas	C6 BANK

Value generated for TIM


Content
Health
Retail
Financial Services
Education
Security
Incremental Loyalty
Incremental New Revenues and/or Equity

Our track record over the last 4 years grants **TIM's right to win** in markets being **disrupted by digital** and where CAC is a key for success

FINANCIAL

C6 BANK

10 active customers targets achieved

25% of TIM Digital Customers have C6 App

~8 Mln monthly ad-clicks by TIM clients

EDUCATION

descomplica.

300K customers registered in the first 4 months

+21 NPS TIM-Descomplica partnerships customers vs average TIM

HEALTH

Cartão de TODOS

1 Mln monthly ad-clicks during the 3 months trial in RJ and Bahia, 15% of TIM Customer Base

Delivered sustainable **social impact**

+500k enrollments in digital education courses

Established a **solid revenue growth**

Accretive **Operating Free Cash Flow**

The **health sector** represents a **major opportunity** given its size, unmatched demand and lack of digital distribution...

TIM + Cartão de TODOS

Market opportunity

152 Mln
75% of population **do not have health insurance** in Brazil

>60%
of customers are willing to pay for **affordable private options**

<10%
of Health Services are contracted by **Digital Channels**

Cartão de TODOS

Partner track record

>400
Clinics with presence in all cities above 80k inhabitants

1.2 Mln
Physical Consultations per month

6 Mln
Recurrent customers as of 2023

...and we will allow TIM to bring **new customers**, increase the **loyalty** as of its base, generate **new revenues** and have a great **social impact**

Vídeo TIM & Gerando Falcões

Link: https://www.youtube.com/watch?v=TKVIe3qMK-M


GERANDO FALCÕES
TIM
TIM e Gerando Falcões

Consolidate the **best value proposition in a value driven market**

BEST SERVICE

Continue our journey towards customer experience excellence

BEST NETWORK

Consolidate our position as the network quality leader in Brazil

BEST OFFER

Leverage our innovation DNA and partnerships to provide the best value



Questions & Answers?

TIM

Agenda

Opening remarks

10 min

25th Anniversary celebration

TIM's equity story

20 min

A unique asset in an evolving market

Strategy in action panels

85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing

10 min

Value Creation: precise execution in the short-term to build a long-term success story

B2B

Shaping a new market with **high growth opportunities,** Leveraging our strengths in mobile

Our B2B expansion will enable the next wave of productivity for key Brazilian industries

Brazil's **infrastructure gap** offers a compelling business opportunity

<20%

of the territory with network coverage[1]

>90%

of population covered[1]

We are connecting **key growing sectors** to boost productivity

Agribusiness

Agribusiness: 24% of Brazil's GDP[2]
350 Mln ha total planted and farming area[2]

Logistics

+60% of all cargo transportation
+$20 Bln invest. in infrastructure

Utilities

+15 Mln poles in PPP for street lightning
+150 Mln meters in electric, water and gas[3]

Our **B2B strategy focuses on IoT**, while upholding traditional services

IoT

Connectivity
Solutions (HW, SW and services)



2022
2027

4x IoT BR revenue growth in the next five years[4]

1. Source: ANATEL - https://informacoes.anatel.gov.br/paineis/infraestrutura/panorama; 2. IBGE 3. Electric 85M meters, Water 45M meters, Gas 20M meters; 4. OMIDIA Cellular IoT Market Tracker 1H22, 2022-2027

TIM

We will expand using the IoT connectivity as a steppingstone to expand towards solutions and services

Scaling up new opportunities



5G
B2B IOT REVENUES
1. Solid initiatives in place and will expand it
2A. Developing our solution portfolio
2B. New avenue to be developed in future

Examples of mapped use-cases

On-going

1. IoT Connectivity

Mobile Coverage
Private Network

Starting

2A. IoT Solutions beyond Connectivity

Smart lighting
Precision agriculture
Herd management

5G

Under Construction

2B. IoT Solutions beyond Connectivity (5G based)

Autonomous Operations
Video surveillance & Analytics

TIM

Our business model is initially focusing on **IoT Connectivity** while also developing initial services **Beyond IoT Connectivity**

IoT Connectivity — Beyond IoT Connectivity

1. Mobile Coverage

Dedicated infrastructure to a 4G/5G coverage in a predefined area (industrial plants, highways...)

Project Deployment
Technical Project and infrastructure availed

\+

Monthly fee
Connectivity fee

1. Private Network

4G/5G private network coverage and core, with Edge Computing option

Project Deployment
Technical Project and infrastructure availed

\+

Monthly fee
Connectivity fee, operation and maintenance service

\+

Equipment resale
Infrastructure equipment resale

2A. Smart Lightning

Public lighting solution

Project Deployment
Activation fee

\+

Monthly fee
Connectivity fee per device

\+

Equipment resale
Lightning equipment resale

We are partnering with leading companies in Brazil in four major verticals

Agribusiness

We've teamed up with Brazil's Agri leading companies...

CNH Industrial · AMAGGI · citrosuco · bp bunge bioenergia

Logistics

...the biggest concessions companies...

CCR · Brasil · EcoRodovias Grupo

Utilities

...top energy and utilities business

ENGIE · enel · IPSul · energisa

Industry Opportunistic

...and are already starting to enter the industry vertical

Anglo American · Stellantis · lundin mining

R$ 300 Mln in last 18 months of total contracted revenues

Incremental **OpFCF margin**

Projects' social impacts: **Coverage of 225 public schools, 85 health units, 1.3 Mln rural residents**

Vídeo B2B

Link: https://www.youtube.com/watch?v=S0v_jw1Tvzs


TIM
E este é só o começo da
revolução que a TIM

Logistics: we are shaping this market through our long-lasting relationship and by offering innovative and integrated solutions

+4,500 Km

Of highway extension under existing contracts, with **3x more contracts** compared to 2022

# of accumulated Kilometers of highways sold



851 KM
1483 KM
3191 KM
4517 KM
Dec/22
Mar/23
Jun/23
Sep/23

Unlocking integrated revenues opportunities

- Freeflow
- Video surveillance
- Auto security management

Utilities: we are becoming the preferred PPP partner by leveraging solutions for energy efficiency in public lightning

27x growth

# of TIM smart-lightning equipment delivered in 2023[1]


JAN
MAR
MAY
JUL
SEP
NOV
JAN

How it works?

- Systems with embedded connectivity
- Allows **remote telemanaging** for light poles
- Improves **energy efficiency** and **service quality**


LTE NB IoT
NOX Manager

Case Example **33%** Reduction on energy consumption in Curitiba, Parana

1. Based on clients' contracts signed for 2023

Vídeo President Latin America at CNH Industrial (agribusiness)

Link: https://www.youtube.com/watch?v=F9Li3ObzPP0


CNH | TIM
CNH INDUSTRIAL
RAFAEL MIOTTO
President Latin America at CNH Industrial
de primeira classe para os
setores de agricultura e construção,

Our expansion today is being fueled by the significant market growth potential to be unlocked across key verticals in Brazil



	Our achievements	Market potential to explore
Agribusiness	**16 Mln ha** Current planted area with TIM connectivity	**350 Mln ha** Total planted and farming area
Logistics	**>4.5K Km** Roads under concession with TIM connectivity	**55K Km** Highways being auctioned for mandatory connectivity in a total of 1.7M km of roads
Utilities	**150K** Installed smart light poles from TIM	**>15 Mln** poles in PPP for street lighting until 2026

...and as pioneers, we have compelling reasons to persist in this direction, **molding this emerging market.**

Source: IBGE, press clipping, CNI,

TIM

Agenda

Opening remarks

10 min

25th Anniversary celebration

TIM's equity story

20 min

A unique asset in an evolving market

Strategy in action panels

85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing

10 min

Value Creation: precise execution in the short-term to build a long-term success story

BROADBAND

Selective approach to grow profitably in the Broadband market

TIM

ROOM TO ACCELERATE?

There is a noteworthy potential for broadband expansion

MARKET

~40 Bln BRL Service revenues[1]

~45 Mln Customer base[2]

~10% CAGR evolution of main players[3] 2019-2Q23

TIM

~2% Market share[1] of revenue as of 2022

~2% Market share[4] of customer base as of 2022

~12% TIM CAGR evolution 2019-2Q23

1. Internal Data 2. Anatel, 2022 3. Internal Analysis considering main operators Vivo, Claro and Oi
4. Teleco, Aug'23

READY TO ACCELERATE?

Our go-to-market strategy has been optimized, becoming more efficient and flexible

We have evolved **FROM** a **traditional broadband** provider…

- Competition driven by **network presence** of few players
- **Restricted cross-selling** by limited network presence
- **Tactical** communication to clients



…TO an asset-light model, enabling a **mobile-like go-to-market**

- Competition driven by **best value proposition**
- **Revenue increase** by expanding cross-selling offers to new areas
- **Massive** communication to clients



READY TO ACCELERATE?

TIM has built the **best value proposition** and developed a **distinctive customer experience**

BEST OFFER

2GB/s + deezer HBOmax Paramount

BEST SERVICE

1st in Broadband Consistent Quality[2]

Highest ARPU[1]

95.2 BRL/month

NPS Leadership

+15p.p vs 2022

1. 3Q23 FTTH ARPU | 2. OpenSignal Report

TIM

TIME TO ACCELERATE?

Broadband market is very competitive, demanding players' differentiation…

Fragmented market with regional incentives for ISPs results in over 26 different market share leaders in Brazilian areas[1]…



…triggering strong pressure on price per Mbps and **driving a declining trend for FTTH ARPU**[2]

…while neutral networks reduce entry barriers and change structurally the market

Neutral networks are rising as an option to deploy FTTH…

	V.tal	IHS I-SYSTEMS	FIBRASIL TELECOM
Homes passed[3]	20 Mln	7 Mln	5 Mln

…and tweaks to the model are expected, as **win-win partnerships are built between NetCos and ClientCos**

1.Source: TELECO (" Lideres em Banda Larga Fixa", Aug'23) - https://www.teleco.com.br/comentario/com1067.asp
2.Considering past 6 months
3.Source: Press (Teletime article: "Rede neutra deve se tornar 'novo normal' em telecom, creem players do segmento" 10/20/22).

While the market finding its balance...

ROOM TO ACCELERATE

READY TO ACCELERATE

TIME TO ACCELERATE

...we are keeping our stance, focusing on high quality instead of fast results, leveraging a **sustainable and profitable growth**

TIM

Agenda

Opening remarks

10 min

25th Anniversary celebration

TIM's equity story

20 min

A unique asset in an evolving market

Strategy in action panels

85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing

10 min

Value Creation: precise execution in the short-term to build a long-term success story

Efficiency

Our **Efficiency leadership is helping to finance** our best value proposition to clients and **drive value** to shareholders

We already have the best **EBITDA margin** in the sector, and we'll keep **boosting our OFCF** with **efficiency initiatives**

OPEX

Drive opex optimization to fuel company's growth

- Continuous cost efficiency initiatives
- Digitalization Initiatives
- Next generation with AI and GenAI

LEASE

Optimize leasing to improve margin contribution

- Decommissioning
- Network sharing agreement

CAPEX

Keep capex sustainability and network quality

- 5G Technology
- Spectrum Portfolio

We remained with our costs under control with **traditional digitalization initiatives** during the year

Online Top-up

SEP 22 71%

SEP 23 78%

+7p.p

Each +1 p.p. roughly translates to 1 mln of lower costs[1,2]

PIX

(Instant payment method)

SEP 22 21%

SEP 23 37%

+16p.p

Each +1 p.p. versus Traditional payment options translates to roughly 0.2 mln of lower costs[1]

E-Sales

SEP 22 24%

SEP 23 30%

+6p.p

Each +1 p.p. roughly translates to 0.5 mln of lower costs[1]

Human call center contact rate

SEP 22 7%

SEP 23 5%

-2p.p

Each -1 p.p. roughly translates to 1.5 mln of lower costs[1,2]

And we will keep our efforts in:

- **E-commerce**
- **Digitalization of Oi's former clients**
- **Customer value management**
- **Improve bill-to-cash processes**

1 Excluding volume variations and mix between other channels.
2 Considers uniform increment across all segments within the index.

As a next step we are taking digitalization to the next level by expanding ML and AI/GenAI across the organization

Pilot project already in place



Finance

Sophisticated credit models

Network

Predictive maintenance, Alarm correlation and Energy consumption

Customer Service

Call synthesis, TIM AI X, Cognitive bot and Real-time Co-pilot

Procurement

Procurement assistant, RFP generation and risk assessment

M&S

Recommendation for next action - churn, Co-pilot for up-cross selling

Legal

Optimized value model to be offered in agreements

Every initiative is supported by compliance, ethics and security.

Focusing initially on the **customer experience**, but already boosting AI/GenAI **to new areas** to continue improving our Opex efficiency

Network

PREDICTIVE MAINTENANCE

-10%

Target reduction on maintenance costs

Increase in

NPS and **ECQ**



Customer Service

TIM AI X

-30% AHT reduction in selected journeys

CALL SYNTHESIS

+40% Increase in productivity in root cause diagnosis

GEN AI COGNITIVE BOT

+30p.p. NPS improvement in selected motivators

TIM

Vídeo GenAI

Link: https://www.youtube.com/watch?v=gbl-NHJ94LQ


e transformadora etapa da experiência
de atendimento na TIM.

We are leveraging our portfolio management know-how from Oi's decommissioning to shape new market dynamics with TowerCos that will boost our free cash flow...

We already exceeded our initial decommissioning goal for 2023...



2023 Goal
Uninstalled sites[1]
+20%
3,500
~ 4.2K
Planned
2023 YTD

-20% of lease cost[2] in September'23

...and are now ready to challenge the tower market for good

- Negotiation of better contracts
- Diversification of our partners

Thus, we've initially mapped our potential to do-so in the short-term

10% of current sites' base to be renegotiated

1 Considers Oi's sites whose operation has been permanently halted and uninstalled | 2 Considers the redeployment of TIM's sites to tower companies', reducing housing and rental costs

TIM

...while improving resilience and efficiency leveraging network sharing[1] agreements for more than 3,000 cities

2G Decommissioning

We've leveraged a partnership with Vivo to **disconnect 2G equipment** where both operators are present

2,600+ cities, remaining the operator with most sites in the UF

4,880+ potential sites to be disconnected **(20% concluded as of now)**

	2G Decommissioning	Single Grid
Energy savings	✓	✓
Housing savings		✓
O&M savings		✓
Capex avoidance		✓

Single Grid

And after Oi's decomm, we're ready to accelerate the **full network sharing agreement with Vivo** in cities with <30K people...

1,600+ cities to be covered

2,400+ potential sites to enter the agreement

1 Network Agreement with Telefonica Brasil was approved by Anatel and Cade on June, 2020. See more on: Notice to the Market

TIM

We've set the ground for sustainable growth by employing key initiatives that reduce costs, improve our service success while increasing our investment effectiveness

Robust spectrum portfolio

Spectrum MHz/client[1], 2022


+24%
+44%
4.6
3.7
3.2
TIM
P1
P2

5G technology

Traffic offload from 4G to 5G + **-35%** Reduction in cost/GB from 4G to 5G

Accelerate target achievement by 1Y

Capex/net revenue[1] (%)


Guidance Feb'23
Guidance Mar'22
24%
23%
22%
<20%
Mid-teens
2020
21
22
23
24
25
26
2027

1. Excludes the impact of the 5G auction in 4Q21 in capex and normalizes revenues for tax impacts related to Cozani incorporation

Agenda

Opening remarks

10 min

25th Anniversary celebration

TIM's equity story

20 min

A unique asset in an evolving market

Strategy in action panels

85 min

Mobile: consolidate the best value proposition in a value driven market

B2B: Shaping a new market with high growth opportunities, leveraging our strengths in mobile

Broadband: selective approach to grow profitably in the Broadband market

Efficiency: our efficiency leadership is helping to finance our best value proposition to clients and drive value to shareholders

Closing

10 min

Value Creation: precise execution in the short-term to build a long-term success story



Value Creation

Precise execution in the short-term to **build a long-term success story**

Building blocks of best value proposition to investors in LatAm

Our strategy and discipline are driving higher returns' levels

Revenue growth above inflation + **Discipline on cash costs**

ACTUAL OpFCF MARGIN

MOBILE
- More for More strategy
- Best value proposition
- Customer platform acceleration opportunity

B2B
- High growth long-term revenue opportunity

BROADBAND
- Focus on healthy business approach

OPEX
- Ordinary cost control initiatives
- Digitalization efficiencies
- Long-term AI opportunity

LEASES
- New approach to tower portfolio management

CAPEX
- Benefiting from spectrum portfolio advantage
- 5G intrinsic efficiency

NSA resuming

FUTURE OpFCF MARGIN

OpFCF MARGIN EXPANSION IS DRIVING OUR ROIC IMPROVEMENT OVERTIME

FCF Margin = EBITDA-AL minus Capex over Net Revenues

TIM

Revenue performance driven by new market dynamics in mobile, following **outstanding postpaid trends**

Net Revenue growing high-single digit

(Net Revenue in R$ Mln; %YoY)



5,611
6,055
+7.9%
Products
146
181
Fixed:
67.9% TIM Ultrafibra
32.1% Other
311
325
Mobile Service
Revenue:
63.4% Postpaid
27.8% Prepaid
5,154
5,550
3Q22
3Q23

Service Revenues **+7.5%** YoY in 3Q23

Mobile Services Revenues **+7.7%** YoY in 3Q23

MOBILE

R$ 30 (+21% YoY)
Highest ARPU of Brazil

+9.5% YoY
Postpaid revenues

B2B IOT

+64% YoY
Contracted revenues

+47% YoY
Sites sold

TIM ULTRAFIBRA

+9.7% YoY
Revenue growth

+11.6% YoY
Customer base

Growing EBITDA for 29 quarters in a row, synergies will keep the momentum going while accelerates EBITDA-AL

A consistent performance leading to a double-digit EBITDA growth

(Normalized[1] EBITDA in R$ Mln; %YoY)


+11.6%
2,697
3,011
3Q22
3Q23

49.7%

Of Normalized **EBITDA Margin, an expansion of 1.7 p.p. YoY**

Costs under control, with OPEX growing below inflation rate (+4.5% YoY) in 3Q23 (IPCA LTM grew[2] +5.2%).

The efforts on cost efficiency front are paying off, with Bad Debt decreasing by 6.8% YoY.

Strong growth pace in EBITDA-AL as we accelerate the decommissioning PLAN

(Normalized[1] EBITDA-AL in R$ Mln; %YoY)


+20.7%
1,906
2,301
3Q22
3Q23

38.0%

Of Normalized **EBITDA-AL Margin, an expansion of 4.0 p.p. YoY**

Leases costs **-10.3%** YoY in 3Q23

Decommissioning penalties **R$ 98** Mln in 3Q23

1. Normalized for non-recurring items; 2. Source: IBGE, on 30th September 2023

TIM

Net income and OpFCF growing above 40%, following great operational performance and positive effects from M&A transaction

Net income performance boosted by better depreciation and financial expenses

(Normalized[1] Net Income in R$ Mln; %YoY)


+53%
724
473
3Q22
3Q23

49.3%

YoY in 9M23

R$ 425 mln in Interest on Capital announced in 3Q23,
R$ 945 mln in 9M23

Decommissioning effects are improving depreciation and financial expenses

Outstanding EBITDA-AL minus CAPEX performance

(Normalized[1] EBITDA-AL minus Capex in R$ Mln; %YoY)


+40.3%
928
1,302
3Q22
3Q23

21.5%

EBITDA-AL minus Capex over Revenues, an expansion of 5.0p.p YoY

Capex on Revenues **18.3%** in 9M23

EBITDA-AL minus Capex **+60.1%** YoY in 9M23

1. Normalized for non-recurring items;

TIM

Fastest expansion of OpFCF margin in LatAm

...and continuous cash flow expansion is expected in the coming years.


EBITDA-AL minus Capex margin
13.2%
2021
12.4%
2022
17.5%
9M23
2024
2025



Questions & Answers?

TIM